SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Inaugurates Maintenance Center Expansion
The Complex is the Most Advanced in Latin America; Federal Aviation Administration
(FAA) Certification will Allow the Complex to Service Other Airlines

São Paulo, March 18, 2010 – GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and BMF&BOVESPA: GOLL4), the largest low-cost and low-fare airline in Latin America, announced today the conclusion of the expansion work on its Aircraft Maintenance Center, in Confins (Minas Gerais), where the company carries out heavy airframe maintenance, preventive maintenance, aircraft painting and the internal configuration of the entire GOL and VARIG combined fleet. The expansion, which began in 2008, added a hangar, offices, storage areas, support areas and an expanded ramp area to the existing maintenance facility.

“The first construction phase of our Maintenance Center began in 2005, when the facility was able to service 60 aircraft. With the end of the second phase we are now able to service up to 120 aircraft a year.”, said captain Fernando Rockert de Magalhães, GOL’s Technical Vice-President. “Today the center is a pinnacle of technological excellence, the largest and most advanced in Latin America.”

GOL invested R$65 million in the expansion, which added 28,100 m2 to the already 17,500 m2 facility, raising the total area to 45,600 m2, dedicated solely to maintenance and support. The ramp, which originally measured 27,000 m2, was also expanded and now covers 47,000 m2, while the usable area within the hangars is now 107,220 m2.

“We are seeking certification by the Federal Aviation Administration (FAA), the agency responsible for civil aviation regulation in the U.S.”, declared Constantino de Oliveira Junior, GOL’s CEO, “With this certification, we will be able to serve international airlines, which will generate significant additional revenue for GOL.”

In addition to benefitting GOL, the Maintenance Center has contributed to the development of the Belo Horizonte metropolitan area since its original inauguration. Since 2005, 350 direct jobs for technicians from various levels, as well as engineers and supervisors, have been created, along with an additional 70 indirect jobs. In addition, the Center is integrated into the surrounding community; nearly 40 volunteer employees develop sporting, artistic and cultural projects for 150 children at the Espaço Criança, located in the former Febem Feminina headquarters in Lagoa Santa (Minas Gerais).

Environmental Responsibility

GOL’s Maintenance Center meets all the required conditions for environmental licensing and is in accordance with all current legislation, thanks to a team made up of chemical engineers, sanitation experts and chemists, among others. All liquid chemical and oil waste generated by aircraft maintenance or painting is sent to specialized treatment facilities.

GOL also has an advanced Chemical Effluent Treatment Center that receives all water from the washing of aircraft, parts, floors, maintenance hand basins and the medical center. After being treated, the water is reused inside the Maintenance Center to wash floors, equipment and non-metallic materials. Effluents are subjected to constant physical and chemical analysis, in order to improve treatment and aid environmental groups in their monitoring of the facility.

Due to the expansion of the Center, the treatment system has tripled. All dangerous and non-inert materials are sent for incineration, in accordance with environmental legislation and Brazilian Standard Institute (ABNT) norms (NBR 10004). All other waste is correctly disposed of with the approval of the responsible environmental organization.

About GOL Linhas Aéreas Inteligentes S.A.

Contact
Investor Relations
Leonardo Pereira – CFO and IR Director
Rodrigo Alves – Head of IR
Raquel Kim – Investor Relations
Mario Liao – Investor Relations
Phone.: (55 11) 2128-4700
E-mail: ri@golnaweb.com.br
Website: www.voegol.com.br/ri
Twitter: www.twitter.com\GOLinvest

Corporate Communications
Phone.: (55 11) 2128-4413
E-mail: comcorp@golnaweb.com.br
Twitter :wwww.twitter.com/GOLcomunicacao

Media Relations
Edelman (USA and Europe):

M. Smith and N. Dean
Phone.: 1 (212) 704-8196 / 704-4484
E-mail: meaghan.smith@edelman.com
or noelle.dean@edelman.com

GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and BMF&BOVESPA: GOLL4), the largest low-cost and low-fare airline in Latin America, offers more than 860 daily flights to 50 destinations that connect all the important cities in Brazil and ten major destinations in South America and Caribbean. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. Fully committed to seeking innovative solutions through the use of cutting-edge technology, the Company - via its GOL, VARIG, GOLLOG, SMILES and VOE FÁCIL brands - offers its clients easy payment facilities, a wide range of complementary services and the best cost-benefit ratio in the market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2010

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.